EXHIBIT 18.1
March 10, 2014

EPAM Systems, Inc
41 University Drive
Newtown, PA 18940

Dear Sirs/Madams:

We have audited the consolidated financial statements of EPAM Systems, Inc, and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 10, 2014, which expresses an unqualified opinion. Note 1 to such financial statements contains a description of your adoption during the year ended December 31, 2013 of the change in date for the annual impairment test for goodwill. In our judgment, such change is to an alternate accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania